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Filed pursuant to Rule 433
Registration No. 333-158277
December 8, 2009
Final Term Sheet
CAD 350,000,000 Floating Rate Global Notes due 2012

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	CAD 350,000,000

Denomination:	CAD 100,000

Maturity:	December 17, 2012

Redemption Amount:	100%

Interest Rate:	3-Month Canadian Dollar Bankers’ Acceptance Rate (“CDOR”) plus the Margin (as defined below)

The notes shall bear interest on their principal amount during each three-month period from (and including) December 17, 2009 (the “Interest Commencement Date”) to (but excluding) the first Interest Payment Date (as defined below) and thereafter from (and including) each Interest Payment Date to (but excluding) the next following Interest Payment Date (each such three-month period, an “Interest Period”). Interest on the notes shall be payable on each Interest Payment Date. The interest rate applicable for an Interest Period will be determined on the applicable Interest Determination Date (as defined below).

Margin:	0.10%

3- Month CDOR:	3- Month CDOR for any Interest Determination Date (as defined below) shall, except as provided below, be the average of the bid rates of interest (expressed as an annual percentage rate, rounded if necessary to the nearest one hundred-thousandth of a percentage point with 0.000005 being rounded upwards) for Canadian dollar bankers’ acceptances with maturities of three months, as shown on the Screen Page (as defined below) as of 10:15 a.m. (Toronto time) on that date, as determined by the Calculation Agent (as defined below).

If, as at such time, the Screen Page is not available or if no such quotation appears, the reference rate for the relevant Interest Period will be determined on the basis of the bid rates of interest of the Reference Banks (as defined below) for Canadian dollar bankers’ acceptances for a period of the Designated Maturity (as defined below) for settlement on that date and in a Representative Amount (as defined below) accepted by the Reference Banks as of 10:15 a.m., Toronto time, on that date. The Calculation Agent will request the principal Toronto office of each of the Reference Banks to provide a quotation of its bid rate of interest for Canadian dollar bankers’ acceptances for a period of the Designated Maturity for settlement on that day and in a Representative Amount accepted by those banks as of 10:15 a.m., Toronto time, on that date. If at least two quotations are provided, the reference rate for the relevant Interest Period will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the reference rate for the relevant Interest Period will be the arithmetic mean of the bid rates of interest quoted by major banks in Toronto, selected by the Calculation Agent, for Canadian dollar bankers’ acceptances for a period of the Designated Maturity for settlement on that date and in a Representative Amount accepted by those banks as of 10:15 a.m., Toronto time, on that date.

“Designated Maturity” means a period equivalent to the Interest Period.

“Representative Amount” means an amount that is representative for a single transaction in the relevant market at the relevant time.

“Reference Banks” means four major Canadian Schedule 1 chartered banks (as defined in the Bank Act (Canada)).

Screen Page:	Reuters Screen CDOR Page or such other page as may replace such page from time to time

Date of Pricing:	December 8, 2009

Closing Date:	December 17, 2009

Interest Payment Dates:	Every March 17, June 17, September 17, and December 17, commencing on March 17, 2010, subject to the Business Day Convention.

Interest Determination Dates:	The first Toronto Business Day of the relevant Interest Period.

Interest Amount:	The Calculation Agent will, on or as soon as practicable after each Interest Determination Date, determine the Interest Rate and calculate the amount of interest payable on the notes for the relevant Interest Period (the “Interest Amount”). Each Interest Amount will be calculated by applying the Interest Rate and the Day Count Fraction to the Aggregate Principal Amount of the notes and rounding the resultant figure to the nearest Canadian cent (with 0.5 Canadian cent being rounded upwards).

The Calculation Agent will cause the Interest Rate,

each Interest Amount for each Interest Period, each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and the noteholders as soon as possible after determination, but in no event later than the fourth Toronto Business Day thereafter and, if required by the rules of the Luxembourg Stock Exchange, also to be notified to the Luxembourg Stock Exchange as soon as possible after determination. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to the Luxembourg Stock Exchange and the noteholders.

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for these purposes by the Calculation Agent will (in the absence of manifest error) be binding on the Issuer, the Fiscal Agent, the Paying Agent and the noteholders.

Calculation Agent:	Deutsche Bank Trust Company Americas

Currency of Payments:	USD unless noteholder elects CAD

Price to Public/Issue Price:	100.00%

Underwriting Commissions:	None

Proceeds to Issuer:	100.00%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Days:	New York, Toronto

Business Day Convention:	Following, unadjusted

Day Count Fraction:	Actual/365 (fixed) (when calculating an amount of interest on any note for any period of time, the actual number of days in that period divided by 365; no adjustment for leap years)

Governing Law/Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CDS, Clearstream and Euroclear)

ISIN:	US500769DM35

CUSIP:	500769 DM3

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:	AAA by Standard & Poor’s Ratings Services, Aaa by Moody’s Investors Service Limited and AAA by Fitch Ratings Limited.[1]

Manager:	RBC Capital Markets

Stabilization Manager:	Royal Bank of Canada Europe Limited
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link http://www.sec.gov/Archives/edgar/data/821533/000119312509072085/d424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312509072068/d424b3.htm. Alternatively, RBC Capital Markets will arrange to send you the prospectus, which you may request by calling toll-free: 1-866-375-6829.

[1]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.